SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELEMIG CELULAR S.A.	TELEMIG CELULAR PARTICIPAÇÕES S.A.
Brazilian Taxpayer Number (CNPJ/MF)	Brazilian Taxpayer Number (CNPJ/MF)
02.320.739/0001-06	02.558.118/0001-65
Board of Trade Registration Number	Board of Trade Registration Number (NIRE)
(NIRE) 3130001299-9	3130002535-7
(Publicly-held Company)	(Publicly-held Company)

NOTICE TO THE MARKET

Telemig Celular S.A. and Telemig Celular Participações S.A., in compliance with the provided in Article 157 of Law no. 6404/76 and with CVM Instruction no. 358/02, as ammended by CVM Instruction no. 449/07, publicly inform that Vivo Participações S.A., by means of its Investor Relations Officer, released on this date the following notice to the market:

“Vivo Participações S.A. (“Company” or “Vivo”) announces that, as approved by its Board of Directors on August 2, 2007, and in light of the conclusion of the acquisition of control of Telemig Celular Participações S.A. (and, indirectly, of Telemig Celular S.A.), the Company, through its controlled company TCO IP S.A. (“Offeror”), is launching today, in Brazil, a voluntary public tender offer (“VTO”) for the acquisition of up to 1/3 of the preferred shares of Telemig Celular S.A.(“Telemig Celular”) and Telemig Celular Participações S.A. (“Telemig Participações”), and in the case of Telemig Participações the VTO will be extended to holders of preferred shares underlying American Depositary Shares (“ADSs”), outstanding in the market (“Maximum Amount of Shares”). Each ADS of Telemig Participações represents two preferred shares.

All terms and conditions of the VTO are stated in detail in the Public Offer Notice (“Edital”), for those tendering preferred shares in Brazil, and in the Schedule TO (“TO”), for those tendering ADSs of Telemig Participações in the United States. The Edital was published in the electronic information system (“IPE”) of the Brazilian Securities and Exchange Commission (“CVM”) and published in the Brazilian newspapers today. The TO was filed with the U.S. Securities and Exchange Commission today and will be distributed to holders of ADSs of Telemig Participações over the coming days.

The main terms and conditions of the VTO include the following:

The price, which corresponds to a premium of approximately 25% (twenty five per cent) over the weighted average trading price of the preferred shares of each of Telemig Celular and Telemig Participações at the São Paulo Stock Exchange (“BOVESPA”) for the last 30 (thirty) days before August 1, 2007, inclusive, will be: (i) R$654,72 (six hundred and fifty four reais and seventy two cents) per preferred share of Telemig Celular; and (ii) R$63,90 (sixty three reais and ninety cents) per preferred share of Telemig Participações (for reference, the equivalent to approximately US$74.68 (seventy four dollars and sixty eight cents) per ADS of Telemig Participações, based on the average of the buy and sell US Dollar-Brazilian real PTAX 800 exchange rate as reported by the Central Bank of Brazil on April 4, 2008 for reais into U.S. dollars of R$1.711/US$ 1.00.

For those tendering preferred shares in Brazil, the price will be paid in cash, in Brazilian currency, under the terms of the Edital and in accordance with the rules of the Brazilian Settlement and Custodian Company (Companhia Brasileira de Liquidação e Custódia), or CBLC. For those tendering ADSs of Telemig Participações in the United States, The bank of New York, as ADS tender agent (“ADS Tender Agent”), will receive payment in U.S. dollars and make the necessary distribution to those tendering ADSs as set forth in the TO.

In no case will the Maximum Amount of Shares be surpassed so that, if there is excess demand at the auction, there will be a proportional apportionment among the shareholders who accept the VTO.

Subject to the exceptions and conditions described in the Edital, those tendering preferred shares in Brazil must register with their brokers, deliver any documents that their brokers require and qualify to participate in the VTO by 6:00 pm Brazil Time on May 9, 2008. Subject to the exceptions and conditions described in the TO, those tendering ADSs of Telemig Participações in the United States, must deliver all required documentation described in the TO to the ADS Tender Agent by 12:00 noon New York City time on May 9, 2008.

The VTO, both in Brazil and in the United States, is subject to the non-occurrence of any material adverse fact as described in the Edital and TO.

Unless the VTO is amended (as provided by CVM Instruction 361/02), the auctions for the acquisition of preferred shares of Telemig Celular and for the acquisition of preferred shares and ADSs of Teleming Participações will be held on May 12, 2008 at 3:00 pm and 4:00 pm Brazil time, respectively.

The notice of voluntary tender offer for acquisition of preferred shares announced on this date can be found in our website (Investors Relations) www.vivo.com.br/ri.”

The Managements of Telemig Celular S.A. and Telemig Celular Participações S.A. announce that they shall promptly notice to the market any further relevant information on the subject.

The notice of voluntary tender offer for acquisition of preferred shares announced on this date can be found in our website (Investors Relations) www.telemigholding.com.br .

Belo Horizonte, April 08, 2008.

Ernesto Gardelliano
Investor Relations Officer
Telemig Celular S.A. and Telemig Celular Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 08, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano

Name:	Ernesto Gardelliano
Title:	Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.